Brian F. Leaf + 1 703 456 8053 bleaf@cooley.com	VIA EDGAR

March 13, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Bednarowski

Dietrich King

Vanessa Robertson

Lisa Vanjoske

Re:                             Genfit S.A.

Registration Statement on Form F-1

Filed February 27, 2019

CIK No. 0001757064

Ladies and Gentlemen:

On behalf of our client, Genfit S.A. (the “Company”), we are submitting this letter in response to a comment (the “Comment”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 12, 2018 (the “Comment Letter”), with respect to a Draft Registration Statement on Form F-1 confidentially submitted to the Commission on November 19, 2018. In response to the Comment, and pursuant to a telephone discussion between the undersigned and Sonia Bednarowski of the Staff on February 28, 2019, the Company is supplementally submitting to the Staff certain of the Company’s proposed revisions to the Registration Statement.  For the Staff’s convenience, we have incorporated the text of the Comment into this response letter in italics below.

Cover Page

1.                                      Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the Euronext Paris price of your ordinary shares, you may disclose a percentage range based on that price (for example, 10% of the Euronext price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response:                                        In response to the Staff’s comment, the Company previously added disclosure on the cover page of the Registration Statement.  The Company supplementally advises the Staff that the Company plans to conduct the global offering pursuant to authority granted by the Company’s shareholders at the general shareholders’ meeting held in June 2018.  Under this authority, the Company may sell ordinary shares (including in the form of ADSs) subject to specified minimum pricing parameters.

The Company proposes to disclose the pricing parameters set forth in its shareholder authority by further revising the cover page of the preliminary prospectus as shown below (with deletions from the disclosure in the Registration Statement marked as bold and strikethrough, and additions to the disclosure in the Registration Statement shown as bold and underlined):

Cover Page (fourth paragraph)

“This is our initial public offering of our ADSs in the United States. We have applied to list our ADSs on the Nasdaq Global Market under the symbol “GNFT.” Our ordinary shares are listed on Euronext Paris under the symbol “GNFT.” The ~~final~~ offering price per ADS in U.S. dollars and the corresponding offering price per ordinary share in euros will be determined through negotiations between us and the representatives of the underwriters, and by reference to the prevailing market prices of our ordinary shares on Euronext Paris after taking into account market conditions and other factors, but will not be lower than a price that is 15% below the volume weighted average price of our ordinary shares on Euronext Paris ~~for       trading days~~ during a window of five to 30 consecutive trading days (as decided by us) within the 30 trading days preceding the date on which the offering price is determined. On March 12, 2019, the last reported sale price of our ordinary shares on Euronext Paris was €23.00 per ordinary share, equivalent to a price of $25.86 per ADS, assuming an exchange rate of €0.8894 per U.S. dollar, the exchange rate on March 8, 2019.”

The Company proposes to add corresponding disclosure on page 8 of the preliminary prospectus (under “The Global Offering—Offering Price”) and on page 223 of the preliminary prospectus (under the caption “Underwriting—Determination of Offering Price”).

The Company respectfully submits to the Staff that it believes the foregoing disclosure satisfies the requirements of Item 501(b)(3) of Regulation S-K.  Instruction 2 to Item 501(b)(3) provides that “if it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date.”

The Company advises the Staff that its ordinary shares have traded on Euronext Paris at prices between €17.57 and €24.06 during the 20 trading day period preceding the date of this letter.  Because the offering price will depend not only on the volume-weighted average price of the Company’s ordinary shares during this historical period, but also on the future prices of the ordinary shares between the date of the preliminary prospectus and the planned pricing date (currently estimated to be March 26, 2019), the Company believes that it is impracticable to state the price to the public in the preliminary prospectus; as the offering price will be determined by a formula related to the market price of the ordinary shares during a five to 30 consecutive trading day period during the 30 trading days preceding the pricing date, the Company proposes to describe this formula in the preliminary prospectus as set forth in this letter, as well as to indicate the market (Euronext Paris) and market price of the ordinary shares as of the date preceding the date of the preliminary prospectus.

The Company further advises the Staff that the authority granted by the Company’s shareholders to conduct the global offering within the pricing parameters described above also contains a limitation on the types of investors that may purchase the ordinary shares and/or ADSs in the offering.  The Company proposes to add disclosure on the cover page of the preliminary prospectus to describe the shareholder authority, as well as the limitations thereof, as shown below:

“Under the authority granted by our shareholders to conduct the global offering, the ordinary shares and ADSs that we are offering may only be purchased initially by industrial or commercial companies in the pharmaceutical/biotech sector or investment fund companies or fund management companies or collective savings managing funds governed by French or foreign law or any other legal entity (including a trust) or natural person, investing in the pharmaceutical/biotech sector, that is qualified to invest in a private placement. In order to purchase ordinary shares and/or ADSs in the global offering, you will be required to execute and provide to the underwriters an investor letter representing that you satisfy the foregoing investor criteria.”

The Company proposes to add corresponding disclosure on page 8 of the preliminary prospectus (under a new caption “The Global Offering—Purchaser Restrictions”) and on page 225 of the preliminary prospectus (under a new caption “Underwriting—Notice to Investors—Selling Restrictions”).

The Company advises the Staff that its shareholders also granted authority to the Company to conduct the global offering subject to different terms and conditions than those described above and to be described in the preliminary prospectus.  If and to the extent that, based upon investor feedback during the Company’s planned roadshow, the Company believes that it would be in the best interests of its shareholders to use different shareholder authority, the Company undertakes to update the preliminary prospectus accordingly, either through a free writing prospectus and/or a pre-effective amendment to the Registration Statement.

*   *   *   *

We hope that the proposed revisions set forth in this letter will be acceptable to the Staff.  Please direct any questions or comments concerning the Registration Statement or this letter to either the undersigned at +1 703 456 8053 or Katie Kazem at +1 703 456 8043.

Very truly yours,

/s/ Brian F. Leaf
Brian F. Leaf

cc:                                Jean-François Mouney, Genfit S.A.

Marc A. Recht, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP